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                          EXHIBIT (99)(b)
                          ---------------






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                         On letterhead of:

                      Tom Green National Bank


                                            ----------------, 1996

Dear Shareholder:

     We are pleased to invite you to attend the Special Meeting of Shareholders (the "Special Meeting") of Tom Green National Bank ("Tom Green National") on -------------, 1996. The Special Meeting will be held at the offices of Tom Green National, 2302 Pulliam Street, San Angelo, Texas 76903, commencing at 10:00 a.m. local time.

     At the Special Meeting, Tom Green National shareholders will be asked to approve the merger of Tom Green National with and into Boatmen's First National Bank of Amarillo, a second-tier subsidiary of Boatmen's Bancshares, Inc. ("Boatmen's"). The merger terms provide that upon consummation of the merger each outstanding share of common stock of Tom Green National will be converted into 2.1525 shares of common stock of Boatmen's and cash in lieu of fractional shares.

     Your Board of Directors submits this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders, enabling holders of Tom Green National common stock to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified super-regional financial organization makes possible and position Tom Green National and its shareholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has approved the merger as being in the best interests of Tom Green National and its shareholders and recommends that you vote in favor of the merger at the Special Meeting.

     Shareholders are urged to read carefully the accompanying
Proxy Statement/Prospectus, which contains detailed information concerning the matters to be acted upon at the Special Meeting.

     Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                            Sincerely,